Exhibit 99.2

BIOTIE THERAPIES CORP.      STOCK EXCHANGE RELEASE      June 12, 2015 at 5.30 p.m.

Biotie Announces Exercise of Over-allotment Option

Biotie Therapies Corp. (“Biotie” or the “Company”), a specialized drug development company focused on products for neurodegenerative and psychiatric disorders, has received information that the underwriters have exercised their option to subscribe for an additional 44,629 ADSs representing 3,570,320 newly issued shares in the Company, and to purchase 519,583 ADSs from UCB S.A. solely to cover over-allotments (the “Over-allotment Option”) at the price of the U.S. public offering. Biotie will receive gross proceeds of $664,436.55 (€589,091.72 at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015) for the exercise of the Over-allotment Option. Biotie will not receive any proceeds from the ADSs sold by UCB S.A.

The Company announced on June 11, 2015 the completion of the pricing of its U.S. public offering of 3,761,418 ADSs at a price to the public of $14.888 per ADS for gross proceeds of $55,999,991.18 (€49,649,783.83 at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015). The share to ADS ratio is 80 to one, and the ADSs will represent 300,913,440 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate).

The issuance of new shares by the Company for the purpose of the completion of the U.S. public offering and the Over-allotment Option are based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The closing of the offering of the ADSs and the issue of the new shares for the purpose of the completion of the U.S. public offering and the Over-allotment Option is expected to occur on or about June 16, 2015, subject to customary closing conditions.

Biotie’s shares are listed on the NASDAQ OMX Helsinki Ltd. under the symbol “BTH1V.” The ADSs are trading on the NASDAQ Global Select Market as of June 11, 2015 under the symbol “BITI.”

The new shares issued in the U.S. public offering (including the Over-allotment Option) represent approximately 67 percent of the shares in the Company prior to the U.S. public offering and the automatic conversion of the notes and approximately 31 percent of the shares in the Company after the U.S. public offering and the automatic conversion of the notes.

The new shares issued by the Company in the U.S. public offering and pursuant to the Over-allotment Option, as well as due to the automatic conversion of the notes, as announced on June 11, 2015, are expected to be registered with the Finnish Trade Register on the date of closing of the offering of ADSs, on or about June 16, 2015, and admitted to trading on NASDAQ OMX Helsinki Ltd. on or about June 17, 2015. The Company will publish a prospectus for the listing of new shares on NASDAQ OMX Helsinki Ltd. on or about June 16, 2015. The subscription price in the U.S. public offering (including the Over-allotment Option) and the automatic conversion of the notes will be recorded in its entirety in the share capital of the Company.

As previously announced, Biotie intends to use the net proceeds from the offering, together with a portion of its current liquid assets (which include €33.1 million gross proceeds from the issue of the convertible notes) to fund its Phase 3 double-blind clinical trial (and extension) of tozadenant in Parkinson’s through completion.

RBC Capital Markets and Stifel are acting as joint book-running managers in connection with the offering. In addition, JMP Securities is acting as lead manager and Roth Capital Partners is acting as co-manager.

A registration statement relating to the securities was declared effective by the U.S. Securities and Exchange Commission on June 10, 2015. The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the U.S. public offering to which this communication relates. Before you invest in the U.S. public offering, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate Department, or by calling +1 877 822 4089, or by emailing equityprospectus@rbccm.com, or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at +1 415 364 2720 or by email at syndprospectus@stifel.com.

Turku, June 12, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

Contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
NASDAQ OMX Helsinki Ltd
Main Media

About Biotie

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is transitioning into Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Disclaimer

The information herein may not be distributed or sent into Australia, Canada, Japan or South Africa.

The issue, exercise and/or sale of securities in the offerings are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus published or offering circular distributed by the Company.

The Company has not authorized any offer to the public of securities in any Member State of the European Economic Area, including Finland. With respect to each Member State of the European Economic Area, including Finland, which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (b) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of securities to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to exercise, purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Forward-Looking Statements

This release may contain forward-looking statements regarding the proposed timing and size of the public offering, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Biotie, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Biotie expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.